UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant's name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

LumiraDx Limited (the “Company”) has filed its appeal to the Nasdaq delisting determination described in the Form 6-K filed by the Company on October 27, 2023, and a hearing date has been set for January 18, 2024. The delisting of the Company's securities from The Nasdaq Global Market is stayed pending the outcome of that hearing.

Effective November 6, 2023, Lu Huang has resigned from the Board of Directors of the Company. Ms. Huang’s decision to resign did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

This report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-259874, File No. 333-264611 and File No. 333-271538), and the registration statements on Form F-3 (File No. 333-264609 and File No. 333-271624), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: November 6, 2023
	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer